ENCORE COMPUTER CORPORATION
Computation of Loss per Share
(in thousands except per share data)
Primary                                                 1996      1995      1994
Net Loss                                           ($70,732) ($81,354) ($54,556)
Series B, D, E, F and G Preferred
 Stock Dividends                                     -11,996   -19,062   -13,987
Series B, D, E, F, G and H Accumulated
 Preferred Stock Dividends                           -13,417         0         0
Net loss attributable to
 common shareholders                               ($96,145)($100,416) ($68,543)
Weighted average common
 shares outstanding                                   36,810    34,923    33,391
Series A assumed converted                             7,364     7,364     7,364
Weighted avg shares outstand                          44,174    42,287    40,755
Net loss per common share                            ($2.18)   ($2.37)   ($1.68)
Assuming Full Dilution
Net loss                                           ($70,732) ($81,354) ($54,556)
Wghtd avg common shares outstand                      36,810    34,923    33,391
Series A assumed converted                             7,364     7,364     7,364
Series B assumed converted                            22,544    21,242    20,014
Series D assumed converted                            34,496    32,503    30,624
Series E assumed converted                            35,260    33,223    28,481
Series F assumed converted                            16,499    12,437         0
Series G assumed converted                            17,704     6,388         0
Series H assumed converted                             7,760         0         0
Exercise of options reduced by the number
 of shares purchased
 with proceeds                                         3,158     3,349     4,866
Weighted avg shares outstand                         181,595   151,429   124,740
Net loss per share                                   ($0.39)   ($0.54)   ($0.44)